SCHEDULE 13D
                                 (Rule 13d-101)
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
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                           COSINE COMMUNICATIONS, INC.
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                                (Name of Issuer)
                        Common Stock, par value $0.00001
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                         (Title of Class of Securities)
                                    221222102
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                                 (CUSIP Number)
                     Mellon HBV Alternative Strategies LLC,
                          200 Park Avenue, Suite 3300,
                     New York, NY 10166-3399, (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  MAY 20, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   1        NAME OF REPORTING PERSONS S.S.
            OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Mellon HBV Alternative Strategies LLC
            I.R.S. No.:  13-4050836
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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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   3        SEC USE ONLY
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   4        SOURCE OF FUNDS*
            OO
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   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
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   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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   7        SOLE VOTING POWER
            707,138
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   8        SHARED VOTING POWER
            0
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   9        SOLE DISPOSITIVE POWER PERSON
            707,138
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   10       SHARED DISPOSITIVE POWER
            0
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   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
            707,138
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   12       CHECK BOX IF THE AGGREGATE AMOUNT IN
            ROW (11) EXCLUDES CERTAIN  SHARES*
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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.1%
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   14       TYPE OF REPORTING PERSON*
               IA
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    *SEE INSTRUCTIONS BEFORE FILLING OUT

    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 to Schedule 13D is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person") to report the purchase of additional shares of common stock, par value $0.001 per share (the "Common Stock"), of CoSine Communications, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.

         This statement relates to 707,138 shares of the Common Stock of the Company. The address of the Company's principal executive office is 3200 Bridge Parkway, Redwood Shores, California 94065.


Item 2.  Identity and Background.

         No change.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of the Common Stock consists of working capital of the Clients. The aggregate amount of funds required to purchase the Common Stock is $3,436,072. No funds were borrowed to purchase any shares of the Common Stock.


Item 4.  Purpose of Transaction.

         The Reporting Person purchased shares of Common Stock prior to May 2003 that were at the time of purchase for investment purposes and not for the purpose of changing or influencing the control and/or management of the Company. The Reporting Person has purchased additional shares of Common Stock in May 2003, and subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, from time to time, directly or indirectly, purchase additional shares of the Common Stock or dispose of some of such shares in open-market or privately negotiated transactions.

         In ongoing discussions with Company management and Board members, the Reporting Person is exploring available alternatives to maximize stockholder value. Simultaneously, the Reporting Person is evaluating whether to engage a financial advisor on its own behalf for purposes of exploring strategic alternatives available for maximizing stockholder value. The Reporting Person expects to continue to explore and pursue alternatives for influencing the Company's Board of Directors with the objective of maximizing stockholder value. The Reporting Person is reserving its right to pursue a change of control of the Board, although it is not soliciting votes on proxies at this time.

         As detailed in this amendment, the Reporting Person has purchased additional shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 21, 2003, the Reporting Person beneficially owned in the aggregate 707,138 shares of the Common Stock, representing approximately 7.1% of the outstanding common stock of the Company (based on the number of shares outstanding as of May 21, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003).

         (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Common Stock.

         (c) Information with respect to all transactions in the shares of the Common Stock beneficially owned by the Reporting Person which were effected during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Table containing information with respect to open-market transactions in the shares of the Common Stock by Mellon HBV Alternative Strategies LLC since the Reporting Person's most recent filing of its Amendment No. 1 to Schedule 13D dated April 23, 2003.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2003

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         Chief Investment Officer

         Exhibit 1

         Information with Respect to Open-Market Transactions of the Common Stock by Mellon HBV Alternative Strategies LLC since the Reporting Person's most recent filing of its Amendment No. 1 to Schedule 13D dated April 23, 2003.


                          Amount of    Price        Type of
         Date              Shares     per Share   Transaction
         ----------------------------------------------------
         04/24/03         9,800       $4.73         Buy
         04/24/03        33,046       $5.09         Sell
         04/25/03        12,700       $4.66         Buy
         04/25/03        21,900       $5.02         Sell
         04/29/03        10,000       $5.10         Sell
         04/30/03         1,000       $5.20         Buy
         05/01/03           600       $5.36         Sell
         05/06/03        18,000       $5.20         Sell
         05/07/03        42,882       $5.19         Buy
         05/08/03        49,725       $5.34         Buy
         05/09/03        41,300       $5.47         Buy
         05/20/03        16,285       $5.25         Buy